Exhibit 99.1

American Farmers and Ranchers Selects Sapiens CoreSuite for Property & Casualty with ReinsurancePro to Modernize Their Digital Landscape

Sapiens solutions enable AFR to migrate all lines of business to a single digital platform and automate their manual reinsurance

February 2, 2021 — Sapiens Americas, a wholly owned subsidiary of Sapiens International Corporation (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, has announced an agreement with American Farmers & Ranchers (AFR), a general farm organization with 60,000 members, to modernize their current insurance platforms with an integrated, multi-line solution with Sapiens Digital CoreSuite for Property & Casualty as well as Sapiens ReinsurancePro.

Sapiens’ solution enables AFR to replace their legacy systems with a nimble and dynamic platform that supports their multiple lines of businesses and helps them bring products to the marketplace quickly. Sapiens’ solution will also automate AFR’s reinsurance administration, which until now had been handled manually.

AFR is the oldest, and one of the largest, general farm and rural organizations in Oklahoma. The organization is a single state writer of personal lines and farm owner insurance products.

“When we needed to replace our legacy systems with a flexible solution to support all our lines of businesses, we were drawn to Sapiens’ impeccable industry reputation as well as our previous experiences with other Sapiens’ solutions. The functionality of the CoreSuite components met our extensive requirements,” said Jon Srna, AFR President and CEO.

“We are very pleased to enable AFR in their digital transformation by migrating to a single digital platform,” said Roni Al-Dor, Sapiens president and CEO. “Empowering insurers in their quest to be more agile and adapt to ever-changing market requirements is at the core of Sapiens’ mission.”

Sapiens’ market-leading and rules-based CoreSuite for Property & Casualty is comprised of three fully integrated, yet standalone, components – policy, billing and claims. Purpose-built for the P&C market, carriers can choose to harness Sapiens’ end-to-end, cloud-based P&C insurance software with digital capabilities, or select from individual modular components to meet their needs today.

Sapiens ReinsurancePro manages the entire range of reinsurance contracts and activities for all lines of business. Built-in automation of contracts, calculations and processes provide flexible and full financial control of the reinsurance processes, including auditing requirements and statutory compliance.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property & casualty, life, pension & annuity, reinsurance, financial & compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to more than 550 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Media Contact

Alex Zukerman

CMO and Chief of Strategy, Sapiens

+972 546 724 910

alex.zukerman@sapiens.com